# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HARMONY GOLD MINING CO LTD, CIK 0001023514
CUSIP: 413216300
Title of class of securities: Common Shares
Address of issuer's principal executive offices: PO BOX 2, RANDFONTEIN, JOHANNESBURG, South Africa (T3), 1760
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 33,331,220; sole dispositive power 33,331,220; aggregate amount beneficially owned 33,331,220 (5.25% of the class)

## Item 1. Issuer
Name of issuer: HARMONY GOLD MINING CO LTD
Address of issuer's principal executive offices: PO BOX 2, RANDFONTEIN, JOHANNESBURG, South Africa, 1760

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York NY 10017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 33331220
Percent of class: 5.25
Sole power to vote or to direct the vote: 33331220
Sole power to dispose or to direct the disposition: 33331220

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Assistant Vice President, Van Eck Associates Corporation (05/15/2026)